4 July 2005



05009661



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Incorporation of New Subsidiary
2) Appointment and Resignation of Directors
3) Announcement of Appointment of Executive Director
4) Clarification on Business Times Article on 10 June 2005 by Reuters
5) Incorporation of New Subsidiary
6) Incorporation and Liquidation of Subsidiaries and Acquisition

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588
Fax: 65-62211588 Co. Reg. No. 199507660Z
Headquarter: No. 558, Hong Xu Road, Shanghai, China 201103
Tel : 86-21-64061257
Fax: 86-21-64466771

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* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	04-Jun-2005 11:08:20
Announcement No.	00003

>> Announcement Details
The details of the announcement start here ...



Announcement Title *	INCORPORATION OF NEW SUBSIDIARY
Description	PLEASE SEE ATTACHMENT.
Attachments:	WWH-Announcement.pdf Total size = **13K** (2048K size limit recommended)

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WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

INCORPORATION OF NEW SUBSIDIARY

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that it has incorporated the following wholly-owned subsidiary in the People's Republic of China :

No.	Name of Subsidiary	Place of Incorporation	Registered Capital	Principal Activities
i.	Lianyungang Want Want Foods Ltd	Jiangsu Province, Lianyungang Economic and Technological Development Zone	US$3.5 million	Manufacturing, processing and distribution of baked products, seaweeds products, biscuits, breads, cakes, food seasonings, starch products, beverages and other related products and services.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2005. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 04/06/2005 to the SGX

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	Mr Adams Lin Feng I
Designation *	Group Vice President and Director
Date & Time of Broadcast	06-Jun-2005 18:17:33
Announcement No.	00070

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Appointment and Resignation of Directors
Description	The Directors of Want Want Holdings Ltd (the "Company") wish to announce the following: (i) The appointment of Mr Tsai Shao Chung as Director of the Company with effect from 6 June 2005. The particulars of Mr Tsai Shao Chung, pursuant to the requirements of Rule 704(7) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), will be furnished in separate announcements. (ii) The resignation of Ms Peng Yu Man as Director of the Company with effect from 6 June 2005.
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Announcement of Appointment of Executive Director *

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	Mr Adams Lin Feng I
Designation *	Group Vice President and Director
Date & Time of Broadcast	06-Jun-2005 17:53:40
Announcement No.	00052

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	06-06-2005
Name *	Tsai Shao Chung
Age *	23
Country of principal residence *	China
Whether appointment is executive, and if so, area of responsibility *	Executive Director
Job Title	Manager-Chairman's office
Working experience and occupation(s) during the past 10 years *	December 2004 to present: Manager-Chairman's office May 2003 - December 2004: Manager-Human Resource Development Department February 2002 - May 2003: Special Assistant to Director of Supply Chain Department May 2001 - February 2002: Senior Business Development Executive October 2000 - May 2001: Business Development Executive
Shareholding * in the listed issuer and its subsidiaries *	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Son of Mr Tsai Eng Meng, Chairman and substantial shareholder of the Company.
Conflict of interest *	Nil

>> Other Directorship#

These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Nil
Present	Other Directorship of Mr Tsai Shao Chung Present :

1 Anji Rimalt Foods Ltd
2 Anqing Big-Want Foods Ltd
3 Anyang Rimalt Foods Ltd
4 Anyang Want Want Foods Ltd
5 Beijing Be-Want Foods Ltd
6 Beijing Big-Want Foods Ltd
7 Beijing Cheng-Want Foods Ltd
8 Beijing Lion-Want Packing Ltd
9 Beijing Mingwant Foods Ltd
10 Beijing Rimalt Foods Ltd
11 Beijing Want Want Foods Ltd
12 Changsha Ming-Want Condensed Milk Ltd
13 Changsha Want Want Foods Ltd
14 Chengdu Big-Want Foods Ltd
15 Chengdu Fore-Want Foods Ltd
16 Chengdu Want Want Foods Ltd
17 Dezhou Rimalt Foods Ltd
18 Fuzhou Family-Want Catering Co., Ltd
19 Fuzhou Want Want Foods Ltd
20 Guangxi Big-Want Foods Ltd
21 Guangxi Want Want Foods Ltd
22 Guangzhou Be-Want Foods Ltd
23 Guangzhou Big-Want Foods Ltd
24 Guangzhou Lee-Want Foods Ltd
25 Guangzhou Ming-Want Dairy Ltd
26 Guangzhou Want Want Foods Ltd
27 Guangzhou Yong-Want Foods Ltd
28 Hangzhou Big-Want Foods Ltd
29 Hangzhou Mei-Want Machinery Ltd
30 Hangzhou Rimalt Foods Ltd
31 Hangzhou Sun-Want Foods Ltd
32 Hangzhou Tiane Foods Chemical Co., Ltd
33 Hangzhou Want Want Foods Ltd
34 Hangzhou Yongxin Convenient Chain Store Ltd
35 Harbin Rimalt Foods Ltd
36 Harbin Want Want Foods Ltd
37 Hefei Want Want Foods Ltd
38 Henan Rimalt Foods Ltd
39 Huaian Sun-Want Hotel Co., Ltd
40 Huaian Want Want Foods Ltd
41 Huaian Want Want Real Estate Co., Ltd
42 Hubei Want Want Foods Ltd
43 Hunan Big-Want Foods Ltd
44 Hunan Jet-Want Packaging Ltd
45 Hunan Want Want Foods Ltd
46 Hu Nan Want Want Hospital Co., Ltd
47 Lianyungang Want Want Estate Co., Ltd
48 Lianyungang Want Want Foods Ltd
49 Longchang Rimalt Foods Ltd
50 Longchang Want Want Foodstuff Co., Ltd
51 Long Run Studios International Pte. Ltd
52 Nanjing Big-Want Foods Ltd
53 Nanjing Cubic-Want Plastic Ltd
54 Nanjing Fore-Want Foods Ltd
55 Nanjing Jet-Want Packaging Ltd
56 Nanjing Lion-Want Packaging Ltd
57 Nanjing Ming-Want Agricultural Eco Park Ltd
58 Nanjing Ming-Want Dairy Ltd
59 Nanjing Plus-Want Packaging Ltd
60 Nanjing Rimalt Foods Ltd
61 Nanjing Sun-Want Hotel Co., Ltd
62 Nanjing Want Want Foods Ltd
63 Qihe Rimalt Foods Ltd
64 Qihe Want Want Foods Ltd
65 Quanzhou Rimalt Foods Ltd
66 Shandong Big Want Foods Ltd

	67 Shandong He-Want Desiccant Ltd 68 Shandong Ming-Want Dairy Ltd 69 Shandong Rimalt Foods Ltd 70 Shandong Want Want Foods Ltd 71 Shanggao Rimalt Foods Ltd 72 Shanghai Cheerful Foods Co., Ltd 73 Shanghai Dragon's Moral Consulting Ltd 74 Shanghai Family-Want Foods Ltd 75 Shanghai Fore-Want Foods Ltd 76 Shanghai Qianhe Hotel Ltd 77 Shenyang Big-Want Foods Ltd 78 Shenyang Grain-Want Cereals and Oils Ltd 79 Shenyang Rice-Want Cereals & Oils Ltd 80 Shenyang Want Want Foods Ltd 81 Shuangcheng Rimalt Foods Ltd 82 Tongchuan Rimalt Foods Ltd 83 Want Want (China) Investment Co., Ltd 84 Weifang Rimalt Foods Ltd 85 Xiantao Rimalt Foods Ltd 86 Xiantao Want Want Foods Ltd 87 Xinjiang Big-Want Foods Ltd 88 Xinjiang Ming-Want Dairy Ltd 89 Xuzhou Big-Want Foods Ltd 90 Xuzhou Want Want Real Estate Co., Ltd

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in	• No

	Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	• No

Footnotes	
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Miscellaneous

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Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	10-Jun-2005 12:43:02
Announcement No.	00016

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

CLARIFICATIONS ON BUSINESS TIMES ARTICLE ON 10 JUNE 2005 BY REUTERS

Description

Want Want Holdings Ltd (the "Company") would like to clarify on the report by Reuters published in the Business Times dated 10 June 2005.

The Board of Directors would like to clarify that the Company did not provide any specific profit guidance that there will be a 31% increase in profit for the year ending 31 December 2005.

As disclosed in our result announcement for the First quarter ended 31 March 2005, the Company stated under the Prospect Statement that it believes that its performance would improve this year.

Attachments:

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	13-Jun-2005 17:31:48
Announcement No.	00049

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	INCORPORATION OF NEW SUBSIDIARY
Description	PLEASE SEE ATTACHMENT.
Attachments:	WWH-Announcement.pdf Total size = **12K** (2048K size limit recommended)

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WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

INCORPORATION OF NEW SUBSIDIARY

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that it has incorporated the following wholly-owned subsidiaries in the People's Republic of China :

No.	Name of Subsidiary	Place of Incorporation	Registered Capital	Principal Activities
i.	Xinjiang Want Want Foods Ltd	Xinjiang Shihezi Economic and Technological Development Zone	US$2.5 million	Manufacturing, processing and distribution of baked food products and other related products

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2005. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 13/06/2005 to the SGX



Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	23-Jun-2005 17:38:28
Announcement No.	00033

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	INCORPORATION AND LIQUIDATION OF SUBSIDIARIES AND ACQUISITION
Description	PLEASE SEE ATTACHMENT
Attachments:	WWH-ANNOUNCEMENT.pdf Total size = **13K** (2048K size limit recommended)

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WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

INCORPORATION AND LIQUIDATION OF SUBSIDIARIES AND ACQUISITION

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce on the following:-

(i) INCORPORATION OF LUOHE WANT-WANT FOODS LTD

The Company has incorporated a wholly-owned subsidiary in Henan Province, Luohe City High-Tech Industrial Development Zone, People's Republic of China, known as Luohe Want-Want Foods Ltd ("LWWFL"). LWWFL has a registered capital of US$5 million and its principal activities include manufacturing, processing and distribution of food products, baked products, dairy products, snack foods, beverages, wines and other related products and services.

(ii) LIQUIDATION OF FUZHOU FAMILY-WANT CATERING CO., LTD

Fuzhou Family-Want Catering Co., Ltd ("FFWC"), a wholly-owned subsidiary of the Company incorporated in Fuzhou City, People's Republic of China, has been liquidated. Total losses of FFWC were approximately US$47,000.

(iii) ACQUISITION OF SHARES IN WEI TA LU (BEIJING) FOOD ENTERPRISE CO., LTD

The Company has acquired 100% of the shares in Wei Ta Lu (Beijing) Food Enterprise Co., Ltd ("WTL") from Lucky Focus International Limited Liability Company at a consideration of US$1.9 million. WTL was incorporated in Beijing, People's Republic of China in June 1994 as a wholly foreign owned enterprise with a registered capital of US$7.2 million. Its principal activities include manufacturing and distribution of foods and beverages. The net tangible asset value of WTL at the date of acquisition was approximately US$2.4 million.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2005. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 23/06/2005 to the SGX